UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

HEALTH MANAGEMENT ASSOCIATES, INC.
 (Name of Issuer)

Class A Common Stock, par value $0.01 per share
 (Title of Class of Securities)

421933102
 (CUSIP Number)

Mark Horowitz
Glenview Capital Management
767 Fifth Avenue, 44th Floor
New York, NY 10153
(212) 812-4700
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 6, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.: 421933102	Page 2 of 9 Pages

1.	Names of Reporting Persons. GLENVIEW CAPITAL MANAGEMENT, LLC
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	37,757,583
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	37,757,583
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,757,583
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 14.56%
14.	Type of Reporting Person: OO

SCHEDULE 13D

CUSIP No.: 421933102	Page 3 of 9 Pages

1.	Names of Reporting Persons. LAWRENCE M. ROBBINS
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	37,757,583
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	37,757,583
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,757,583
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 14.56%
14.	Type of Reporting Person: IN, HC

SCHEDULE 13D

Page 4 of 9 Pages

Item 1.    Security and Issuer

       This Schedule 13D is being filed by the undersigned, pursuant to §240.13d-1(e), with respect to the Class A Common Stock, par value $0.01 per share (the “Shares”), of Health Management Associates, Inc. (the “Issuer” or the "Company"), whose principal executive offices are located at 5811 Pelican Bay Boulevard, Suite 500, Naples, Florida 34108-2710.

Item 2.    Identity and Background

       (a-c,f) This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

       i) Glenview Capital Management, LLC (“Glenview Capital Management”);

       ii) Lawrence M. Robbins (“Mr. Robbins”).

       This Statement relates to Shares (as defined herein) held for the accounts of Glenview Capital Partners, L.P., a Delaware limited partnership (“Glenview Capital Partners”), Glenview Capital Master Fund, Ltd., a Cayman Islands exempted company (“Glenview Capital Master Fund”), Glenview Institutional Partners, L.P., a Delaware limited partnership (“Glenview Institutional Partners”), Glenview Offshore Opportunity Master Fund, Ltd., a Cayman Islands exempted company (“Glenview Offshore Opportunity Master Fund”) and Glenview Capital Opportunity Fund, L.P., a Delaware limited partnership (“Glenview Capital Opportunity Fund”).

       Glenview Capital Management serves as investment manager to each of Glenview Capital Partners, Glenview Capital Master Fund, Glenview Institutional Partners, Glenview Offshore Opportunity Master Fund and Glenview Capital Opportunity Fund. Mr. Robbins is the Chief Executive Officer of Glenview Capital Management.

       The address of the principal business office of each of Glenview Capital Management and Mr. Robbins is 767 Fifth Avenue, 44th Floor, New York, New York 10153.  Glenview Capital Management is a Delaware limited liability company; Mr. Robbins is a citizen of the United States of America.

       (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

       (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

       The funds used for the purchase of the Shares reported herein by the Reporting Persons were derived from general working capital of Glenview Capital Partners, Glenview Capital Master Fund, Glenview Institutional Partners, Glenview Offshore Opportunity Master Fund and, Glenview Capital Opportunity Fund, which may have included margin account borrowings made in the ordinary course of business.  In such instances, the positions held in the margin accounts are pledged as collateral security

SCHEDULE 13D

Page 5 of 9 Pages

for the repayment of debit balances in the account, which may exist from time to time.  Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares reported herein.  The Reporting Persons have not made any purchases of Shares since the filing of their most recent Statement on Schedule 13G, filed with the SEC on February 14, 2013.

Item 4.    Purpose of Transaction

       The Reporting Persons acquired the Shares for investment purposes, and such purchases have been made in the Reporting Persons’ ordinary course of business.  The Reporting Persons expect to review from time to time their investment in the Company and may, depending on the market and other conditions: (i) purchase additional Shares, options or related derivatives in the open market, in privately negotiated transactions or otherwise; (ii) sell all or a portion of the Shares, options or related derivatives now beneficially owned or hereafter acquired by them; and (iii) engage in other proposals as the Reporting Persons may deem appropriate under the circumstances, including plans or proposals which may relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.

Also, consistent with their investment intent, the Reporting Persons may engage in communications with relevant parties regarding the Company and ways to enhance shareholder value, including, but not limited to, the Company’s management, members of the board of directors, shareholders or other investors, potential strategic partners, financial advisers and other industry participants.

Except as set forth above, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.    Interest in Securities of the Issuer

       (a, b) Each of Glenview Capital Management and Mr. Robbins may be deemed to share voting and dispositive power over 37,757,583 Shares, which equates to approximately 14.56% of the total number of Shares outstanding.  (There were 259,329,571 Shares outstanding as of April 26, 2013, based on information in the Issuer’s Form 10-Q, filed May 3, 2013.)  These Shares are held for the following accounts: (A) 1,410,233 Shares held for the account of Glenview Capital Partners; (B) 14,923,990 Shares held for the account of Glenview Capital Master Fund; (C) 6,594,173 Shares held for the account of Glenview Institutional Partners; (D) 9,344,013 Shares held for the account of Glenview Offshore Opportunity Master Fund; and (E) 5,485,174 Shares held for the account of Glenview Capital Opportunity Fund.

       (c) This Item 5(c) is not applicable.

       (d) Certain funds listed in Item 2 are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons.  Such interest of Glenview Capital Master Fund relates to more than 5 percent of the class of Shares.

       (e) This Item 5(e) is not applicable.

SCHEDULE 13D

Page 6 of 9 Pages

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

This Item 6 is not applicable.

Item 7.    Material to be Filed as Exhibits.

       Exhibit A:                      Joint Filing Agreement
       Exhibit B:                      Power of Attorney

SCHEDULE 13D

Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GLENVIEW CAPITAL MANAGEMENT, LLC

By:	/s/ Mark J. Horowitz
Mark J. Horowitz, President of Glenview Capital Management, LLC

LAWRENCE M. ROBBINS

By:	/s/ Mark J. Horowitz
Mark J. Horowitz, attorney-in-fact for Lawrence M. Robbins

May 6, 2013

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).

SCHEDULE 13D

Page 8 of 9 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Class A Common Stock of Health Management Associates, Inc., dated as of May 6, 2013 is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

GLENVIEW CAPITAL MANAGEMENT, LLC

By:	/s/ Mark J. Horowitz
Mark J. Horowitz, President of Glenview Capital Management, LLC

LAWRENCE M. ROBBINS

By:	/s/ Mark J. Horowitz
Mark J. Horowitz, attorney-in-fact for Lawrence M. Robbins

May 6, 2013

SCHEDULE 13D

Page 9 of 9 Pages

EXHIBIT B

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENT, that I, Lawrence M. Robbins, hereby make, constitute and appoint Mark J. Horowitz, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as Chief Executive Officer or in other capacities of Glenview Capital Management, LLC, a Delaware limited liability company, and each of its affiliates or entities advised or controlled by me or Glenview Capital Management, LLC, all documents, certificates, instruments, statements, filings and agreements (“documents”) to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including, without limitation, all documents relating to filings with the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933, as amended, or the Securities and Exchange Act of 1934, as amended (the “Act”), and the rules and regulations promulgated thereunder, including, without limitation: (1) all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act, including, without limitation: (a) any acquisition statements on Schedule 13D or Schedule 13G and any amendments thereto, (b) any joint filing agreements pursuant to Rule 13d-1(k), and (c) any initial statements of, or statements of changes in, beneficial ownership of securities on Form 3, Form 4 or Form 5 and (2) any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

All past acts of the attorney-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This Power of Attorney shall remain in effect until revoked, in writing, by the undersigned.

IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney, this 10th day of February, 2009.

/s/ Lawrence M. Robbins
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Lawrence M. Robbins